SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

___________________

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

Optionable, Inc.
(Name of subject company)

Optionable, Inc.
(Name of person filing statement)

COMMON STOCK, $0.0001 PAR VALUE
(Including the associated preferred share purchase rights)
(Title of class of securities)

684006109
(CUSIP Number of class of securities)

Matthew Katzeff
Chief Financial Officer
Optionable, Inc.
55 Saint Mark’s Place, Suite 4
New York, New York 10003
(914) 773-1100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
David Amburgey, Esq.
Hand Baldachin & Amburgey LLP
8 West 40th Street
New York, New York 10018
(212) 956-9500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2011 by Optionable, Inc. (“Optionable” or the “Company”), relating to the offer by Mark Nordlicht (the “Purchaser”) to purchase each issued and outstanding share of the common stock, par value $0.0001 per share (each, a “Share”), of the Company for $0.035, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase relating to the offer, dated June 13, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO, filed by the Purchaser with the SEC on June 13, 2011.

All information in the Statement is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.   Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

The following is inserted at the end of this Item:

(d)           Expiration of the Offer

On July 19, 2011, the Purchaser announced that the Offer and withdrawal rights expired at 5:00 p.m., New York City time, on July 15, 2011.  The Purchaser further announced that, based on information from VStock Transfer LLC, the depositary for the Offer, as of the expiration of the Offer, 1,586,686 Shares were validly tendered and not properly withdrawn, and that all of such Shares have been accepted for purchase by the Purchaser.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

OPTIONABLE, INC.

By:	/s/ Brad O’Sullivan
Brad O’Sullivan
Chief Executive Officer

Dated:  July 20, 2011

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